LETTERHEAD OF SULLIVAN & CROMWELL LLP

December 23, 2009

Tom Kluck Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549-7010

Re:	Morgans Hotel Group Co. Schedule 14A Filed December 11, 2009 File No. 001-33738

Dear Mr. Kluck:

Set forth below is our response to your comment as requested in your comment letter, dated December 22, 2009, addressed to Mr. Fred J. Kleisner, regarding your review of Morgans Hotel Group Co.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) December 11, 2009 (the “Preliminary Proxy Statement”).

We have repeated your comment below in bold. Where applicable, our response indicates the additions included in the revised preliminary proxy statement, which is being filed concurrently with the submission of this response letter.

Proposal 2: Approval of the Amendment to the Amended and Restated 2007 Omnibus Incentive Plan to Increase the Number of Shares Reserved for Issuance Thereunder, page 13

1. Proposal 2 asks that your stockholders approve an amendment to the Amended and restated 2007 Omnibus Incentive Plan to increase the number of shares reserved for issuance thereunder by 3,000,000 shares. As such, this proposal requires disclosure under Item 8 of Schedule 14A of certain executive compensation and corporate governance information required by Item 402 of Regulation S-K and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K which can not be incorporated by reference. Please revise your proxy statement to include this information.

Mr. Tom Kluck
Securities and Exchange Commission
December 23, 2009

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Item 8 of Schedule 14A, the Preliminary Proxy Statement has been revised so that it includes, beginning on page 20, the executive compensation information responsive to Items 402 and 407(e)(4) of Regulation S-K. This information is the same as the executive compensation information that was included in the Company’s Annual Meeting proxy statement, with relevant updates.

Pursuant to Instruction 3 to Item 407(e)(5) of Regulation S-K, the disclosure required by Item 407(e)(5) need only be provided one time during any fiscal year. The Company has asked us to supplementally advise the Staff that such information was provided in the Company’s Annual Meeting proxy statement, filed with the Commission on April 21, 2009.

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In addition, as requested, the Company has asked us to supplementally advise the Staff that it acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ Robert W. Downes

Robert W. Downes
Sullivan & Cromwell LLP

cc:	David Smail (Morgans Hotel Group Co.)
Philip Rothenberg (SEC, Division of Corporation Finance)